Exhibit 13.1(f)

COMMONWEALTH

Hi ,

Yesterday Dr. Bramlage performed a complete workup including an MRI to officially diagnose Country Grammer's soreness and determine the best course for treatment.

What did the tests show?

MRI results indicated slight bone bruising and inflammation on the bottom of the cannon bone. There is no damage to the ligaments or soft tissue and all other X-Rays are normal, which is great news!

What do we do about it?

Country Grammer will get 60 days of turnout to allow the bone to heal. After 30 days, he'll begin exercising on the Aqua Tred (an underwater treadmill designed for low-impact rehab), and then we will re-evaluate. If the vet gives the thumbs up to return to work we'll slowly resume training in preparation for the winter campaign.

What is the prognosis?

The prognosis is very good. Because bone bruising is common in racehorses we have a great deal of data surrounding treatment and recovery.

95% of horses with bone bruising make a full recovery after they are given time in the paddock to heal.

In fact, California Chrome was sidelined with the same injury in 2015. Dr. Bramlage gave the same instructions and he returned in 2016 to win 7/8 races and over $8,000,000.

What do we need from you?

As promised we will honor refund requests until 5:00 pm (ET) tomorrow, Friday, August 5. After that, we will commence with closing the offering and finalizing your investment. We're thrilled with yesterday's news and cannot wait to continue on the journey with you.

If you have any questions or concerns, please don't hesitate to reach out!

All the best,

Chase Chamberlin
Co-Founder & Director of Racing
Commonwealth